Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

June 15, 2012

Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No.7 to Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

Enclosed is the referenced Amendment No. 7 which includes the opinion and consent of our legal counsel as exhibits in response to your comment letter of June 13, 2012.

Very truly yours,

/s/ Bruce Schoengood
President and Chief Executive Officer